CONSENT OF JACK DIMARCHI

I hereby consent to the inclusion and/or incorporation by reference in this Current Report on Form 8-K, which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the information derived from the Preliminary Economic Assessment Report on the NovaCopper Inc. Arctic Project, Ambler Mining District, Northwest Alaska (the “PEA”) contained in the Material Change Report dated July 30, 2013, which is filed as Exhibit 99.4 to the Form 8-K, and incorporated by reference into Item 8.01 therein.

I also consent to the incorporation by reference in NovaCopper Inc.’s Registration Statement (No. 333-185127) on Form S-3 and Registration Statement (No. 333-181020) on Form S-8, of references to my name and to the use of the material derived from the PEA, which is included and/or incorporated by reference in the Current Report on Form 8-K.

DATED: September 12, 2013

/s/ Jack Di Marchi
Name: Jack DiMarchi